Exhibit 15.1

Valuation and Qualifying Accounts

Valuation an Qualifying Accounts	Opening balance ThUS$	Charged to Expenses ThUS$	Deductions ThUS$	Closing balance ThUS$
Deferred tax valuations allowance
December 31, 2007	15,302	4,482	—	19,784
December 31, 2006	10,988	4,314	—	15,302
December 31, 2005	10,803	185	—	10,988
Allowance for bad debts
December 31, 2007	28,364	7,244	(13,662)	21,946
December 31, 2006	25,800	6,424	(3,860)	28,364
December 31, 2005	25,250	5,763	(5,213)	25,800